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                                              Exhibit (a)(12) to Schedule TO-T/A

                      SHANER EXTENDS CASH TENDER OFFER FOR

                          INTERSTATE HOTEL CORP. STOCK

     PITTSBURGH -- April 22, 2002 -- Shaner Hotel Group announced today that it has extended the expiration date of its cash tender offer to purchase 2,465,332 shares of Class A Common Stock of Interstate Hotels Corporation (NASDAQ: IHCO) for $3.00 per share. Originally set to expire on May 10, 2002, the tender offer will now expire at 5:00 p.m. (EDT), Pittsburgh, Pa., time, on Friday, May 31, 2002, unless Shaner further extends the offer.

     Shaner currently owns 333,500 Class A shares--approximately 6.08 percent of the outstanding shares. The completion of the tender offer would result in Shaner owning approximately 51 percent of Interstate's Class A Common Stock.

     N.S. Taylor & Associates, Inc., of Dover-Foxcroft, Maine, is acting as the information agent for the offer.

     Shaner Hotel Group is a privately held, fully integrated hotel company which specializes in the acquisition, refurbishment, repositioning, development and long-term ownership of full-service hotels. Shaner also has extensive limited-service and extended-stay experience. Shaner Hotel Group owns 22 hotels, representing ten different hotel brands in 15 states. Formed in 1983, Shaner is headquartered in State College, Pa.

     More detailed information pertaining to Shaner's tender offer is set forth in its tender offer statement and other filings made and to be made with the Securities and Exchange Commission. Shaner urges shareholders to read its tender offer statement and other relevant documents that have been and may be filed with the SEC, because they do and will contain important information. Shareholders will be able to obtain a free copy of any filings containing




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information about Shaner Hotel Group and Interstate Hotels, without charge, at the SEC's website at www.sec.gov. Copies of any filings containing information about Shaner Hotel Group may also be obtained, without charge, by directing a request to Shaner Hotel Group Limited Partnership, 1965 Waddle Road, State College, PA 16803, 814.234.4460.

     The tender offer is made solely by the offer statement. This press release does not constitute an offer to purchase (or a solicitation of an offer to sell) stock.